EXHIBIT (a)(1)(viii)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM

Date:	[ ], 2005
To:	RFMD Eligible Employee Withdrawing from the Option Exchange Program
From:	Nina Saravia, Tax Manager or Brenda Hatley, Stock Option Administrator
Subj:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly executed and completed, this means that you have withdrawn all of your Eligible Options that you previously tendered for exchange under the Offer to Exchange and you have revoked your prior acceptance of our Offer to exchange your Eligible Options. You will not receive any New Options and you will retain your Eligible Options previously tendered for exchange with their existing tax classification, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly executed and completed, we accept your rejection of our Offer to exchange. Your Eligible Options will remain outstanding after this Offer to Exchange closes at 12:00 Midnight Eastern Daylight Time on August 5, 2005, unless this Offer to Exchange is extended by RFMD, in its sole discretion.

If you have any questions, please direct your questions via e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by phone to Extension 5750 ((336) 678-5750).